          Prospectus Supplement to Prospectus dated October 30, 1998.

                                  $150,000,000

                          PREMARK INTERNATIONAL, INC.

                       6.875% Notes due November 15, 2008

                               ----------------

  Premark International, Inc. will pay interest on the Notes on May 15 and November 15 of each year. The first interest payment will be made on May 15, 1999. The Notes will mature on November 15, 2008 and are not redeemable before maturity. The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

                               ----------------

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                                          Per Note    Total
                                                          -------- ------------
Initial public offering price............................ 99.878%  $149,817,000
Underwriting discount....................................   .650%  $    975,000
Proceeds, before expenses, to Premark International,
 Inc..................................................... 99.228%  $148,842,000

  The initial public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from November 13, 1998 and must be paid by the purchaser if the Notes are delivered after November 13, 1998.

                               ----------------

  The Underwriters are severally underwriting the Notes being offered. The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on November 13, 1998.

GOLDMAN, SACHS & CO.                                  MORGAN STANLEY DEAN WITTER

                               ----------------

                 Prospectus Supplement dated November 9, 1998.

                                  THE COMPANY

  Premark International, Inc. (the "Company") is a Delaware corporation that was organized on August 29, 1986, in connection with the corporate reorganization of Kraft, Inc. ("Kraft"). On October 31, 1986, the Company became a publicly held company through the pro rata distribution by Kraft to its shareholders of all of the outstanding shares of common stock of the Company. On May 31, 1996, the Company distributed on a pro rata basis to its shareholders all of the stock of Tupperware Corporation, a direct seller of consumer products. On June 28, 1996, the Company sold all of its stock in Hartco Flooring Company to Triangle Pacific Corp.

  The Company is a multinational manufacturer of commercial and consumer products with three principal business segments: Food Equipment Group, Decorative Products Group and Consumer Products Group. The Company markets commercial food equipment, decorative surfacing products, small appliances and fitness products in more than 100 countries under leading brand names such as Hobart(R), Wilsonart(R), West Bend(R), Florida Tile(R) and Precor(R).

  Sales in North America and Europe contributed approximately 78% and 19% to the Company's 1997 revenues, respectively, while the Latin American and Asian Pacific regions accounted for the remaining 3%.

  The Company is focused on two strategic initiatives: leveraging the leadership position of the Food Equipment Group and Wilsonart International ("Wilsonart") and improving underperforming businesses. Strategic acquisitions, primarily by the Food Equipment Group and Wilsonart, that offer either product or channel alternatives, or that augment manufacturing and distribution capabilities in the United States or abroad, are key elements of the Company's growth strategy. Since April 1997, the Company has acquired eleven companies that meet these criteria.

                              FOOD EQUIPMENT GROUP

  The Food Equipment Group is the largest international manufacturer and marketer of the broadest product line of commercial food equipment. It is the only major food equipment supplier with a global service network. The Food Equipment Group manufactures, sells and services an extensive range of products for warewashing and for weighing, wrapping, preparing, cooking, baking and refrigerating food in a fragmented $9 billion worldwide industry. The largest and most visible brand name marketed by the Food Equipment Group is the 100-year old Hobart(R) name, which in 1997 represented approximately 72% of the Food Equipment Group's revenues. The Food Equipment Group's other leading brands include: Vulcan, Traulsen, Wolf, Stero, Foster, Elettrobar, MBM, Tasselli, Baxter, Adamatic, Still, Inoxyform, Ungermann, Somat, Wittco, GBG, Sencotel, Colged and Promag.

  Food equipment products are sold to the foodservice industry, including restaurants, hotels, resorts, hospitals, health care facilities, correctional facilities, schools, bakeries, cafeterias and airlines, as well as to the food retail industry, including supermarkets, grocery stores, delicatessens and convenience stores. Equipment sales represent approximately 70% of the Food Equipment Group's revenues and are approximately evenly divided between the new and replacement markets. Sales to the foodservice industry account for approximately 70% of total equipment sales, while sales to the food retail industry account for the remaining 30%. The Food Equipment Group's products are sold primarily through a company sales force with distribution coverage in more than 100 countries.

  Service sales from a worldwide, primarily company-owned network of 2,700 technicians generate approximately 30% of the Food Equipment Group's revenues through long-life maintenance contracts and time and material billings. In the United States, the Food Equipment Group has 185 service locations. The Food Equipment Group services an estimated 85% of Hobart(R) equipment in the food retail industry segment, and when other brands are included, the Food Equipment Group services about half of the total available segment. In the foodservice industry segment, the Food Equipment Group services somewhat less than half of Hobart(R) equipment and around 15% when all brands in the segment are considered.

  The Food Equipment Group's business strategy focuses on accelerating sales growth through internal and external measures and reducing production costs. Recent product introductions have reinforced the Company's leadership position in its traditional equipment markets. The Company intends to continue to leverage its sales and service strengths to open new product and market segments to accelerate future growth. Since April 1997, the Food Equipment Group has acquired six companies in the United States and abroad to extend its geographic and product reach. The acquisitions of Eurotec SrL (one of Europe's largest manufacturers of warewash equipment), The Baxter Mfg. Co. Inc. (a leading manufacturer of commercial baking equipment), Traulsen & Co., Inc. (a leader in commercial refrigeration equipment), Wittco Foodservice Equipment, Inc. (a U.S. manufacturer of warming, holding and display cabinets), Somat Corporation (a U.S. producer of commercial waste systems) and M.B.M. S.p.A. (a leading Italian cooking equipment company) are expected to strengthen the Company's position in the foodservice and food retail segments.

  On the cost side, the Food Equipment Group is streamlining manufacturing processes worldwide. In North America, the Food Equipment Group enhanced the utilization of high-productivity, low-cost plants by closing two facilities in Ohio, opening a plant in Kentucky and expanding production at three existing plants, as a result of which U.S. pretax margins are expected to improve approximately one percentage point. Internationally, the Food Equipment Group is in the latter stages of a manufacturing cost reduction program that includes: adding low-cost and flexible manufacturing facilities in Italy through the acquisitions of Eurotec SrL and M.B.M. S.p.A.; closing an Australian plant; and ceasing production in France planned for the end of 1998. In 1997, the Food Equipment Group incurred a $13.7 million pretax provision for the European portion of the manufacturing realignment. Annualized pretax cost savings of approximately $4 million are expected to begin improving European margins in the second half of 1999.

  In fiscal years 1995, 1996 and 1997, the Food Equipment Group generated revenues of $1,237.8 million, $1,238.4 million and $1,286.0 million, respectively, and segment profit of $91.9 million, $77.9 million and $71.9 million, respectively. Before non-recurring charges of $5.2 million and $20.6 million in 1996 and 1997, respectively, segment profit would have been $83.1 million and $92.5 million. The Food Equipment Group contributed 56%, 55% and 53% to the Company's consolidated revenues for fiscal years 1995, 1996 and 1997, respectively. Sales in North America and Europe contributed approximately 62% and 33% to the Food Equipment Group's 1997 revenues, respectively, while the Latin American and Asian Pacific regions accounted for the remaining 5%.

                           DECORATIVE PRODUCTS GROUP

  The Decorative Products Group is composed of two businesses: Wilsonart and Florida Tile.

  Wilsonart manufactures and distributes decorative surfacing products, primarily high-pressure decorative laminate for various interior surfacing applications, as well as specialty-grade laminates, including chemical, fire and wear resistant laminates. In addition to high-pressure laminate and related products such as adhesives, which accounted for approximately 85% of Wilsonart's 1997 revenues, Wilsonart manufactures and sells solid surfacing and high-pressure laminate flooring, each of which contributed approximately equally to the balance of Wilsonart's revenues.

  Wilsonart is a world leader in decorative surfacing products. Wilsonart(R) high pressure laminate, the flagship product, is the leading residential and commercial choice for kitchen countertops, bathroom vanities, cabinets, office equipment, furniture and store fixtures. During the past 25 years, Wilsonart has more than doubled its share of high-pressure laminate in the United States to more than 50%. Wilsonart has low-cost, flexible manufacturing and an extensive network of 17 regional distribution centers and more than 200 independent distributors, enabling it to provide 24-hour turnaround on a standard line of 240 colors and patterns and a seven-day turnaround on factory orders.

  Wilsonart distributes approximately 50% of its laminate and solid surfacing products through wholesale building material distributors, with the remainder sold directly to original equipment manufacturers. Wilsonart(R) high-pressure flooring is distributed through a network of approximately 10,000 floor covering dealers in the United States. End-use applications for Wilsonart(R) products are split approximately evenly between four markets: commercial new construction; residential new construction; commercial remodeling; and residential remodeling. International sales, including exports from the United States, accounted for approximately 15% and 23% of revenues in 1997 and the first nine months of 1998, respectively.

  Wilsonart's domestic strategy is focused on accelerating sales growth by increasing its sales and adding new products and categories. Wilsonart is expanding its presence in the rapidly growing laminate flooring and solid surfacing markets. Sales of these two new products accounted for approximately 40% of the sales growth in 1997. Flooring and solid surfacing sales are integral elements of The Smart Source(R) program that establishes Wilsonart as the single source for decorative surfacing by providing one-stop shopping for all surfacing needs at a variety of price points.

  Wilsonart's international growth strategy represents an opportunity for growth into the next decade. It is aimed at extending the Company's presence in the international high-pressure laminate segment, which is estimated to be significantly larger than the U.S. segment. During the past year, Wilsonart expanded its global reach through the acquisitions of: certain assets of Direct Worktops Limited, the largest and most efficient manufacturer of residential countertops in the United Kingdom; Resopal, the second largest high-pressure decorative laminate company in Germany; and Arborite, the third largest high-pressure laminate supplier in Canada. In addition, Wilsonart acquired manufacturing capacity in Thailand through a majority position in a joint venture and expects to expand its manufacturing capacity in China in the future.

  Florida Tile manufactures and sells ceramic wall and floor tiles for residential and commercial uses in a highly competitive U.S. market. Florida Tile sells to this 1.6 billion square foot segment through independent distributors and through its network of 40 company-owned distribution centers.

  In fiscal years 1995, 1996 and 1997, the Decorative Products Group generated revenues of $686.6 million, $730.4 million and $790.2 million, respectively, and segment profit of $50.4 million, $28.5 million and $82.4 million, respectively. Excluding the impact of the $43.1 million pretax loss associated with the sale of Hartco Flooring Company, 1996 segment profit would have been $71.6 million. The Decorative Products Group contributed 31%, 32% and 33% to the Company's sales for fiscal years 1995, 1996 and 1997, respectively.

                            CONSUMER PRODUCTS GROUP

  The Consumer Products Group is composed of two businesses: West Bend and Precor.

  West Bend is a leading supplier of small electric appliances, such as bread makers, skillets, mixers, slow cookers, woks, corn poppers and drip coffee makers. West Bend(R) products are sold primarily in the United States and Canada through mass merchandisers, department and hardware stores, as well as warehouse clubs and catalog showrooms. In a highly competitive retail environment, West Bend competes effectively through its reputation for customer service and on-time order fill rate, as well as through productive alliances with mass merchant retailers like Wal-Mart. In its Premiere(R) line of direct-to-the-home products, West Bend sells high-quality stainless steel cookware and home water distillation products in the United States and in parts of the Asian Pacific and Latin American regions.

  Precor manufactures cardiovascular fitness equipment such as treadmills and elliptical crosstrainers and markets them through specialty fitness dealers as well as directly to fitness clubs. Recognized in the industry as the leader in high-end cardiovascular fitness equipment for home use, Precor has leveraged aggressive new product development efforts to expand its presence in fitness clubs and international markets. In 1995, Precor introduced a new category of fitness equipment with the low-impact EFX(TM) elliptical fitness crosstrainer. The recent acquisition of the assets of Pacific Fitness Corporation, a leading manufacturer of high-end strength equipment, enables Precor to be a "total fitness" supplier of a full range of cardiovascular, strength and flexibility training equipment to specialty fitness dealers and the commercial equipment market.

  In fiscal years 1995, 1996 and 1997, the Consumer Products Group generated revenues of $289.0 million, $298.8 million and $330.6 million, respectively, and segment profit of $25.3 million $32.6 million and $36.3 million, respectively. Before a non-recurring charge of $8.0 million in 1995, segment profit would have been $33.3 million. The Consumer Products Group contributed 13%, 13% and 14% to the Company's consolidated revenues for fiscal years 1995, 1996 and 1997, respectively.

                                USE OF PROCEEDS

  The Company estimates that its net proceeds from the sale of the Notes, after deducting the estimated underwriting discount and offering expenses payable by the Company, will be approximately $148,600,000. The Company intends to use a portion of the net proceeds from the sale of the Notes to retire approximately $65 million of short-term borrowings incurred primarily in connection with the acquisition of Direct Worktops Limited in the fourth quarter. The effective interest rate on these short-term borrowings is approximately 5.7%. The Company intends to use the balance of the net proceeds from the sale of the Notes for general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the periods shown. Earnings available for fixed charges represent earnings before income taxes and fixed charges (excluding capitalized interest). Fixed charges represent interest incurred plus that portion of rental expense deemed to be the equivalent of interest.

                            39 WEEKS ENDED                               FISCAL YEAR ENDED
                      --------------------------- ----------------------------------------------------------------
                      SEPTEMBER 26, SEPTEMBER 27, DECEMBER 27, DECEMBER 28, DECEMBER 30, DECEMBER 31, DECEMBER 25,
                          1998          1997          1997         1996         1995         1994         1993
                      ------------- ------------- ------------ ------------ ------------ ------------ ------------
Ratio of earnings to
 fixed charges             9.0           8.6          8.1          5.0*         4.1          4.5          3.7

--------
   *For the fiscal year ended December 28, 1996, pre-tax income was reduced by $43.1 million related to the loss on the sale of the Company's Hartco subsidiary. Excluding this charge, the ratio would have been 6.5.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company at September 26, 1998, and as adjusted to give effect to the sale of the Notes. This table should be read in conjunction with the Company's consolidated financial statements and related notes thereto incorporated by reference in the accompanying prospectus.

                                                            AS OF SEPTEMBER 26,
                                                            1998
                                                            --------------------
                                                             ACTUAL  AS ADJUSTED
                                                            -------- -----------
                                                              ($ IN MILLIONS)
Short-Term Debt............................................ $   27.0  $   27.0
Long-Term Debt:
  10 1/2% notes due 2000...................................    100.0     100.0
  Long-term debt offering..................................      --      150.0
  Other....................................................     12.1      12.1
                                                            --------  --------
Total Long-Term Debt.......................................    112.1     262.1
Shareholders' Equity.......................................    969.9     969.9
                                                            --------  --------
Total Capitalization....................................... $1,109.0  $1,259.0
                                                            ========  ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated unaudited financial information for the Company for each of the three fiscal years ended December 27, 1997, December 28, 1996 and December 30, 1995, and for the 39 weeks ended September 26, 1998 and September 27, 1997, respectively. This data is based upon and should be read in conjunction with the Company's consolidated financial statements and related notes thereto incorporated by reference in the accompanying prospectus.

                               39 WEEKS ENDED                  FISCAL YEAR ENDED
                         --------------------------- --------------------------------------
                         SEPTEMBER 26, SEPTEMBER 27, DECEMBER 27, DECEMBER 28, DECEMBER 30,
                             1998          1997          1997         1996         1995
                         ------------- ------------- ------------ ------------ ------------
                                                  ($ IN MILLIONS)
INCOME STATEMENT DATA
 Net Sales..............   $1,990.2      $1,741.4      $2,406.8     $2,267.6     $2,213.4
 Costs of products sold
  (1)...................    1,264.7       1,089.8       1,525.8      1,443.8      1,420.9
 Delivery, sales and
  administrative
  expense (2)...........      566.8         514.1         704.3        660.2        648.0
 Interest expense.......        9.9           8.9          12.1         16.3         26.6
 Interest income........       (2.8)         (6.3)         (7.2)        (7.0)        (2.0)
 Loss on disposition of
  business..............        0.0           0.0           0.0         43.1          0.0
 Other income, net......       (1.5)          0.1          (2.9)        (1.7)        (0.4)
                           --------      --------      --------     --------     --------
 Total costs and
  expenses..............    1,837.1       1,606.6       2,232.1      2,154.7      2,093.1
                           --------      --------      --------     --------     --------
 Income before income
  taxes.................      153.1         134.8         174.7        112.9        120.3
 Provision for income
  taxes.................       58.2          51.8          70.9         56.2         41.4
                           --------      --------      --------     --------     --------
 Net income (Continuing
  operations)...........       94.9          83.0         103.8         56.7         78.9
                           ========      ========      ========     ========     ========
BALANCE SHEET DATA
 Cash and cash
  equivalents (3).......       74.7         189.7         151.3        130.2         19.8
 Working capital........      511.7         588.1         532.1        594.4        276.6
 Total assets (4).......    1,904.0       1,720.8       1,765.8      1,660.8      1,961.3
 Short-term borrowings
  and current portion
  of long-term debt.....       27.0           9.1          14.7          3.5        133.0
 Long-term debt.........      112.1         112.5         112.3        115.9        121.7
 Shareholders' equity...      969.9         910.6         907.9        875.9      1,008.8
 Total capitalization...    1,109.0       1,032.2       1,034.9        995.3      1,263.5
CASH FLOW DATA
 Cash provided by
  operations............      107.1         114.0         165.9        162.4         53.4
 Capital expenditures...       78.5          57.6          81.4         84.1         85.7
 Payment of dividends...       17.4          15.7          21.3         56.8         58.0
 Purchase of treasury
  stock.................       29.4          31.7          53.4         10.0        169.7
BUSINESS SEGMENT DATA
 Net sales
   Food Equipment Group.    1,030.9         942.6       1,286.0      1,238.4      1,237.8
   Decorative Products
    Group...............      745.3         589.4         790.2        730.4        686.6
   Consumer Products
    Group...............      214.0         209.4         330.6        298.8        289.0
                           --------      --------      --------     --------     --------
                            1,990.2       1,741.4       2,406.8      2,267.6      2,213.4
 Segment profit
   Food Equipment Group
    (5).................       76.3          59.1          71.9         77.9         91.9
   Decorative Products
    Group...............       75.0          67.4          82.4         28.5         50.4
   Consumer Products
    Group (6)...........       17.7          19.5          36.3         32.6         25.3
                           --------      --------      --------     --------     --------
                              169.0         146.0         190.6        139.0        167.6
OTHER DATA
 Ratio of earnings to
  fixed charges:
   With unusual charges.        9.0           8.6           8.1          5.0          4.1
   Without unusual
    charges.............        9.0           8.6           8.1          6.5          4.1
 Debt to total capital
  (7)...................       12.5%         11.8%         12.3%        12.0%        20.2%
 Depreciation...........       53.4          45.6          62.2         62.6         63.1
 Amortization...........        5.8           3.5           5.7          5.5          8.3

--------
(1) Includes non-recurring charges of $3.0, $13.8, $4.0 and $8.0 for the periods ended September 27, 1997, December 27, 1997, December 28, 1996 and December 30, 1995, respectively.
(2) Includes non-recurring charges of $3.1, $6.8 and $1.2 for the periods ended September 27, 1997, December 27, 1997 and December 28, 1996, respectively.
(3) Does not include $84.3 of short-term investments in 1996.
(4) Includes net assets of discontinued operations of $415.2 in 1995.
(5) Includes non-recurring charges of $6.1, $20.6, and $5.2 for the periods ended September 27, 1997, December 27, 1997 and December 28, 1996, respectively.
(6) Includes non-recurring charges of $8.0 for the period ended December 30, 1995.
(7) Excludes debt allocated to discontinued operations in 1995.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

  The following is a discussion of the results of operations of the Company for the 13 weeks and 39 weeks ended September 26, 1998, compared with the 13 weeks and 39 weeks ended September 27, 1997, and changes in financial condition during the 39 weeks ended September 26, 1998.

                                   NET SALES

  Net sales for the third quarter of 1998 were a record $698.5 million, an increase of 16% compared with net sales of $601.4 million in 1997. In the first three quarters of 1998, net sales rose to $1,990.2 million, which was an improvement of 14% from 1997's net sales of $1,741.4 million. For both the third quarter and the first nine months, sales rose at all groups, except for the year-to-date sales at West Bend, which declined modestly. Excluding the effects of foreign exchange rates, sales rose 16% and 15% for the third quarter and first nine months of 1998, respectively.

                               COSTS AND EXPENSES

  Cost of products sold as a percentage of net sales was 64.1% for the third quarter of 1998 compared with 62.6% in the third quarter of 1997. For the first nine months, the rates in 1998 and 1997 were 63.5% and 62.6%, respectively. The increase in both periods was due to higher manufacturing costs at Wilsonart's first quarter 1998 acquisitions, coupled with lower production levels at Florida Tile.

  Delivery, sales and administrative expense as a percentage of net sales was 26.9% and 28.5% for the third quarter and first nine months of 1998, respectively, compared with the 1997 ratios of 28.2% and 29.5%, respectively. The improvement for both periods was due to an overall decline in expenses as a percentage of sales at Wilsonart and Florida Tile, along with lower costs at the Food Equipment Group's European sector resulting from lower marketing expenses as a percentage of sales, as well as benefits from previous reductions in personnel. These items more than offset higher new product development costs at Precor. The non-repeat of a provision in 1997 for reduction in force at Food Equipment Europe was also a contributing factor in the year-to-date positive variance.

                              NET INTEREST EXPENSE

  Interest expense, net of interest income, was $2.4 million in the third quarter of 1998 versus $1.8 million in the third quarter of 1997. For the year-to-date period of 1998, net interest expense was $7.1 million versus $2.6 million in 1997. The increase in net interest expense for both periods in 1998 was due to a lower cash position. In addition, a change in the investment vehicles chosen for cash, resulting in less cash being invested in interest-bearing instruments affects the year-to-date comparison. The majority of income on cash investments is included in other income in 1998.

                                    TAX RATE

  The Company's effective tax rate was 37.3% for the third quarter of 1998 compared with a tax rate of 37.2% for the same period in 1997. For the first nine months of 1998, the effective tax rate was 38.0% versus 38.4% for the first nine months of 1997 and 40.6% for the year ended December 27, 1997. The lower rate for the first nine months of 1998 reflects the partial utilization of a capital loss. The full year 1997 rate represents the Company's inability to realize fully the tax benefit of a charge associated with the global restructuring of the Food Equipment Group.

                                   NET INCOME

  For the third quarter, net income improved 14% to $38.7 million, or 60 cents per diluted share, in 1998 from $33.9 million, or 52 cents per diluted share, in 1997. For the nine-month period, net income grew 14% to $94.9 million, or $1.47 per diluted share, in 1998 from $83.0 million, or $1.27 per diluted share, in 1997. For both periods, an improvement in profitability at

Wilsonart and the Food Equipment Group more than offset a significant shortfall at Florida Tile, a modest decline at Precor and higher net interest expense.

                                SEGMENT RESULTS

FOOD EQUIPMENT GROUP

  Net sales for the third quarter of 1998 were $363 million, an increase of 12% from $323.5 million in 1997. The impact of foreign exchange rates upon results was minimal. For the first nine months, net sales improved 9% from $942.6 million in 1997 to $1,030.9 million in 1998. Excluding exchange rate impacts, sales for the first nine months of 1998 rose 11%. For both the third quarter and the first nine months, sales growth was driven by improvements in both the United States and Europe, which, along with the effect of U.S. acquisitions, more than offset a decline in the Asian Pacific region. International operations accounted for 38% and 39% of segment sales for the third quarter and first nine months of 1998, respectively.

  For the third quarter, segment profit of $30.4 million was 10% higher than 1997's $27.7 million. For the first nine months, segment profit rose significantly to $76.3 million from $59.1 million in 1997. Increases occurred in both the United States and Europe, aided by the effect of recent acquisitions. International operations accounted for 24% and 28% of segment profit for the third quarter and year-to-date, respectively.

  U.S. sales rose 19% to $225.3 million for the third quarter of 1998. For the first nine months, sales rose 14% to $627.8 million. For both periods, the impact of recent acquisitions, improvements in all of Hobart's channels, as well as growth at Vulcan-Hart, Wolf Range, Adamatic and Stero more than offset lower export volume. Excluding acquisitions, sales grew 6% and 4% for the third quarter and first nine months, respectively. U.S. segment profit of $23.2 million in the third quarter of 1998 rose 21% from the third quarter of 1997. For the first nine months of 1998, U.S. segment profit rose 18% to $54.7 million. For both the quarter and year-to-date results, the growth in U.S. segment profit was due to higher sales and the impact of recent acquisitions, which more than offset increases in marketing and administrative expenses.

  European sales rose 8% for the third quarter of 1998 to $112.9 million. On a local currency basis, European sales improved by 5% for the third quarter as a result of gains in several countries, notably the U.K., Italy (Eurotec) and Germany, which more than offset a decline in sales in France, resulting from the announcement of the pending closure of its major manufacturing plant. European segment profit was $6.7 million for the third quarter of 1998, versus $6.0 million for the same period last year. The change was due to the higher sales, as well as an improved cost structure. For the first nine months of 1998, sales climbed 6% to $330.3 million, or 8% on a local currency basis. Growth in the U.K. and Germany, coupled with the inclusion of Eurotec, which contributed nine months of sales in 1998 versus six months last year, were the major factors for the improvement. For the 1998 year-to-date period, segment profit of $19.8 million was almost double the amount for the same period last year. The growth in profit was due to the higher sales and the absence in 1998 of a $4.1 million provision for organizational changes and manufacturing realignments.

  Sales for the other international operations of $24.8 million fell by 17% in the third quarter of 1998. Year-to-date, sales of $72.8 million dropped 8%. On a local currency basis, sales decreased 9% and 1% for the third quarter and first nine months, respectively. The decline in the quarter was due to weakness in the Asian Pacific markets, especially Hong Kong, where a major project was completed last year, offsetting slight growth in Latin America. For the year-to-date period, strength in Canada and Latin America, especially Mexico and Argentina, offset a decline in the Asian Pacific region. Other international segment profit for both the third quarter and year-to-date period fell significantly, to $0.5 million and $1.8 million, respectively. Lower Canadian production volume and the weak Asian markets hurt profitability in both periods. Year-to-date profit declined despite the non-repeat of a 1997 provision of $2 million to close the Australian plant.

DECORATIVE PRODUCTS

  Net sales were $256.2 million for the third quarter of 1998, an improvement of 24% compared with $206.3 million in the same period in 1997. For the first nine months, sales grew 26% to $745.3 million from $589.4 million in 1997. Record sales at Wilsonart, aided by the acquisitions made early in the first quarter of 1998, were responsible for the growth in both periods. Segment profit of $29.6 million in the third quarter of 1998 was a 24% improvement from a profit of $23.9 million in the same period in 1997. Year-to-date, segment profit grew 11% to $75 million.

  Wilsonart reported record sales and profit for both the third quarter and first nine months of 1998. Sales increased 27% versus the third quarter of 1997, and 32% over the first nine months of last year. The growth in both periods reflects an increase in domestic laminate volume, significant growth in international sales, continued strength in new products, as well as the impact of the acquisitions of Arborite and Resopal. Absent the acquisitions, sales would have grown 10% and 15% for the third quarter and first nine months, respectively. Wilsonart segment profit rose 27% and 25% for the quarter and year-to-date, respectively, on higher volume and improved pricing, despite somewhat higher manufacturing costs and increased operating expenses due to international expansion, domestic distribution and information services. Increased marketing expense associated with new product introductions was an additional negative factor in the year-to-date comparison.

  Florida Tile's sales rose 10% and 3% for the third quarter and the first nine months of 1998, respectively, as a result of higher sales of imported products and increased sales through company-owned distribution centers. A significantly higher segment loss at Florida Tile was reported for both periods, reflecting lower production intended to reduce inventory levels.

CONSUMER PRODUCTS

  Net sales were $79.3 million for the third quarter of 1998, an increase of 11% compared with $71.6 million in 1997. Year-to-date, sales rose 2% from $209.4 million to $214 million in 1998. Segment profit for the third quarter was essentially flat versus last year at $7.0 million. For the first nine months, segment profit declined 10% to $17.7 million from $19.5 million last year.

  For the quarter, West Bend sales grew 3% from 1997, but year-to-date sales fell 8% from last year. Housewares sales improved 2% for the quarter, reflecting growth in slow cooker volume. First nine months 1998 sales fell 13% from the same period last year as a result of lower breadmaker volume and pricing. Direct-to-the-home products sales rose 7% and 2% for the third quarter and the first nine months of 1998, respectively, as a result of higher volume and pricing. West Bend's segment profit increased modestly for the quarter, mainly reflecting higher volume. For the year-to-date comparison, lower Housewares volume more than offset improved cookware manufacturing efficiencies and lower operating expenses, resulting in a significant decline from 1997.

  Precor sales grew 28% and 23% to record levels for the third quarter and the first nine months of 1998, respectively. For both periods, a continued increase in sales of the elliptical crosstrainer product, higher volume in club treadmills and growth in international volume drove the increase. For the year-to-date comparison, the growth was achieved despite a decline in treadmills for home use. Precor's segment profit decreased somewhat for both the quarter and the first nine months as a result of intensified new product development efforts.

                              FINANCIAL CONDITION

  In early fiscal 1998, the Company completed the acquisition of the Resopal and Arborite decorative laminate businesses from Forbo Holdings AG for approximately $16 million including the assumption of $6 million of debt. In addition, the Company purchased Somat Corporation for approximately $4 million and Wittco Foodservice Equipment, Inc. for approximately $6 million. In the second quarter, the Company completed the acquisition of Traulsen & Co., Inc. for approximately $42 million including the assumption of $4 million of debt. In the early part of the fourth quarter, the Company acquired: M.B.M. S.p.A. for approximately $30 million, including the assumption of $4 million of debt; the assets of Pacific Fitness Corporation for $7 million; and certain assets of Direct Worktops Limited for approximately $60 million. Funds used to purchase these companies came from available cash and commercial paper.

  Net cash provided by operating activities in the first nine months of 1998 was $107.1 million compared with $114 million in the first nine months of 1997. Lower 1998 cash generation primarily resulted from a decrease in accounts payable and accrued liability balances in 1998 versus an increase in 1997, as well as higher net income tax payments. This more than offset an increase in net income, as well as a lower growth in inventories, primarily at Florida Tile and Wilsonart.

  Net cash used in investing activities in 1998 was $141.8 million versus cash provided by investing activities of $3.6 million in 1997. This reflects the acquisitions made to date during 1998 of Arborite, Resopal, Somat, Wittco and Traulsen, versus only Eurotec in 1997. Capital expenditures increased to $78.5 million in 1998 versus $57.6 million in 1997, due to higher spending at Wilsonart. Net cash provided by investing activities last year was driven by sales of short-term investments.

  Net cash used in financing activities was $41 million for the first nine months of 1998 versus $55.5 million in 1997. The decrease between years in cash used for financing activities reflects a slight increase in borrowings during 1998 versus a paydown of short-term debt last year.

  The total debt-to-capital ratio at the end of the third quarter of 1998 was 12.5%, compared with 11.8% at the end of the third quarter of 1997, and 12.3% at December 27, 1997. The increase in 1998 was due to higher foreign short-term debt levels.

  Working capital as of September 26, 1998 decreased by $20.4 million from December 27, 1997. Cash and cash equivalents decreased, reflecting several acquisitions in 1998. Accrued liabilities increased, offsetting higher accounts and notes receivable and net inventories, all due to the balance sheet effects of the recent acquisitions. In addition, inventories rose due to a seasonal inventory build.

  As of September 26, 1998, unused lines of credit were approximately $411.1 million, including $250 million under a revolving credit agreement that expires in October 2002. In August 1998, the Company filed with the Securities and Exchange Commission a shelf registration statement increasing to $250 million the amount of debt securities registered for issuance from time to time. The funds raised would be used for general corporate purposes. Cash generated from the issuance of long-term debt, future cash flows, lines of credit and other short-term financing is expected to be adequate to fund operating and investing activities.

  In August 1996, the Company announced that it would repurchase 6 million of its shares, with volume and timing to depend on market conditions. Purchases will be made in the open market or through other transactions and will be financed through available cash, cash flow from operations or issuance of additional debt. Under this plan, through September 26, 1998, and November 2, 1998, respectively, the Company has repurchased 3,100,400 shares and 3,244,900 shares at an average cost of $28 per share for both periods.

                           ACCOUNTING PRONOUNCEMENTS

  Effective for fiscal year 1998, the Company adopted the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The statement requires capitalization of certain costs incurred in the development of internal-use software, including external direct material and service costs, employee payroll and payroll-related costs, and capitalized interest. Prior to adoption of SOP 98-1, the Company expensed these costs as incurred. The effect of this change in accounting principle on earnings in 1998 is immaterial.

  In June 1998, Statement of Financial Accounting Standards No. 133 (SFAS No.
133), "Accounting for Derivative Instruments and Hedging Activities," was issued. This statement is required to be adopted for fiscal years beginning after June 15, 1999. The statement requires that all derivatives be recorded at fair value (marked to market) on the balance sheet. Accounting for gains and losses arising from changes in the fair value of a derivative would depend upon the intended use of the derivative. For a derivative designated as a hedge of an asset, liability or a firm commitment which is subject to exposure to changes in fair value, the gain or loss would be recognized in earnings in the period of change, together with the offsetting loss or gain on the hedged item. For a derivative designated as a hedge of cash flows of a forecasted transaction, the gain or loss would be included in comprehensive income and subsequently recognized in earnings in the same period the scheduled transaction occurs. For a derivative designated as a hedge of the net investment in a foreign operation, the gains and losses would be included in comprehensive income. Finally, gains and losses for all other derivatives that cannot be designated as a hedge would be recognized in earnings in the period of change. The Company does not anticipate that there will be a material impact on the results of operations or financial position as a result of the adoption of SFAS No. 133.

                                   YEAR 2000

  The Company continues to evaluate and adjust all known date-sensitive systems and equipment for Year 2000 compliance. The assessment phase of the Company's Year 2000 project includes both information technology as well as non-information technology equipment.

  The Company is using both internal and external resources to identify and test the systems for Year 2000 compliance, and to reprogram or replace them when necessary. It is presently anticipated that such efforts will be completed by mid-1999. The Company expects to spend approximately $14.5 million in 1998 and 1999 to modify its systems. These costs will be expensed as incurred. All of these costs are being funded through operating cash flows.

  As part of its remediation efforts, the Company has initiated formal communications with significant suppliers and customers to determine the extent to which the Company's systems and operations are vulnerable to any failure by those third parties to remediate their Year 2000 problems. There can be no guarantee, however, that the systems of those other companies will be converted in a timely fashion and would not have an adverse effect on the Company. Management believes, however, that ongoing communication with and assessment of these third parties will minimize these risks.

  The Company will also evaluate the extent of contingency plans needed based upon communications with suppliers and customers and assessment of outside risks. Contingency plans would be finalized during 1999.

  The costs of the compliance effort and the date by which the Company believes it will complete the Year 2000 modifications are based upon management's best estimates. There can be no guarantee that these estimates will be achieved, however, and actual results could differ materially from those anticipated.

                            DESCRIPTION OF THE NOTES

  The following description of the Notes supplements the more general description of the Debt Securities that appears in the accompanying prospectus. You should read this section together with the section entitled "Description of Debt Securities" in the prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section.

                                    GENERAL

  The Notes are an issue of the Company's Debt Securities under an existing Indenture with The First National Bank of Chicago, as trustee, as described in the prospectus. The Notes will mature on November 15, 2008, and will be limited to $150,000,000 aggregate principal amount.

  The Notes will bear interest from November 13, 1998 at an annual rate of 6.875%. Interest will be payable semi-annually in arrears on each May 15 and November 15, beginning on May 15, 1999, to the persons in whose names the Notes are registered at the close of business on the May 1 or November 1, as the case may be, next preceding such interest payment dates.

  The Notes will be the Company's unsecured general obligations, ranking equally with all of the Company's other unsecured and unsubordinated indebtedness (including pursuant to guarantees). However, since the Company is a holding company which conducts substantially all of its operations through subsidiaries, the right of the Company and its creditors (including the holders of the Notes) to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of such subsidiary, except to the extent that claims of the Company as a creditor of the subsidiary may be recognized.

  The Notes will not be convertible into or exchangeable for the Company's common stock and will not be entitled to the benefit of any sinking fund. In addition, the Notes will not be redeemable prior to their stated maturity date. The Company may buy Notes in the open market or otherwise at any time, but it makes no assurance as to the existence or liquidity of trading markets for the Notes.

                      BOOK-ENTRY SYSTEM, DELIVERY AND FORM

  The Company will issue the Notes in registered form only, without interest coupons attached. The Company will not issue bearer notes or notes in temporary form. The Notes will be represented by one or more Registered Global Securities registered in the name of The Depository Trust Company, as Depositary, or its nominee. No Registered Global Security may be transferred except as a whole by the Depositary or its nominee to the Depositary or another nominee, or to a successor of the Depositary or a nominee of such successor.

  So long as the Depositary or its nominee is the registered owner of a Registered Global Security, the Depositary or its nominee, as the case may be, will be the sole holder of the Notes represented by such Registered Global Security for all purposes under the Indenture. Except as otherwise provided in this section, owners of beneficial interests in a Registered Global Security representing the Notes will not be entitled to receive physical delivery of certificated Notes and will not be considered the holders of the Notes for any purpose under the Indenture.

  The Company will issue certificated Notes in exchange for Registered Global Securities representing the Notes only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Registered Global Securities and the Company does not appoint a successor Depositary within 90 days or (ii) the Company in its sole discretion determines that the Registered Global Securities shall be exchangeable for certificated Notes. Upon such exchange, the certificated Notes will be registered in the names of the owners of beneficial interests in the Registered Global Security representing the Notes, as provided by the Depositary's relevant participants to the Trustee.

  The following is based on information furnished by the Depositary:

  The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants deposit with the Depositary.

  The Depositary also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes to participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of the Depositary include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

  Purchases of Notes under the Depositary's system must be made by or through Direct Participants, which will receive credit for such Notes on the Depositary's records. The ownership interest of each actual purchaser of each Note represented by a Registered Global Security (a "beneficial owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the Registered Global Securities representing the Notes will be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

  To facilitate subsequent transfers, all Registered Global Securities representing the Notes which are deposited with, or on behalf of, the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of Registered Global Securities with, or on behalf of, the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the Registered Global Securities representing the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither the Depositary nor Cede & Co. will consent or vote with respect to the Registered Global Securities representing the Notes. Under its usual procedure, the Depositary mails an omnibus proxy to the Company as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

  The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that the Company believes to be reliable, but the Company assumes no responsibility for the accuracy thereof.

                        SAME DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. The Notes will trade in the Depositary's settlement system until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds.

                                  UNDERWRITING

  The Company and the underwriters for the offering (the "Underwriters") named below have entered into a pricing agreement which incorporates the provisions of the related underwriting agreement, with respect to the Notes. Subject to certain conditions, each Underwriter has severally agreed to purchase the principal amount of Notes indicated in the following table.

                                                               Principal Amount
Underwriters                                                       of Notes
------------                                                   ----------------
Goldman, Sachs & Co...........................................   $ 97,500,000
Morgan Stanley & Co. Incorporated.............................     52,500,000
                                                                 ------------
    Total.....................................................   $150,000,000
                                                                 ============

                               ----------------

  Notes sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus. Any Notes sold by the Underwriters to securities dealers may be sold at a discount from the initial public offering price of up to .40% of the principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to .25% of the principal amount of the Notes. If all the Notes are not sold at the initial public offering price, the Underwriters may change the offering price and the other selling terms.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  In connection with the offering, the Underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater aggregate principal amount of Notes than they are required to purchase from the Company in the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

  The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Underwriters have repurchased Notes sold by or for the account of such Underwriter in stabilizing or short covering transactions.

  These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

  The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $242,000.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking transactions with the Company or its affiliates.

PROSPECTUS

                          PREMARK INTERNATIONAL, INC.

                                DEBT SECURITIES

                               ----------------

  Premark International, Inc. (the "Company"), may from time to time offer debentures, notes and/or other unsecured evidences of indebtedness (collectively, the "Debt Securities") at an aggregate initial offering price not to exceed U.S. $250,000,000 or its equivalent in any other currency or units based on or relating to foreign currencies. The Debt Securities may be offered in one or more series in amounts, at prices and on terms to be determined at the time of sale. When a particular series of Debt Securities (the "Offered Securities") are offered, a supplement to this Prospectus (a "Prospectus Supplement") will be delivered with this Prospectus setting forth the terms of such Offered Securities, including, if applicable, the specific designation, aggregate principal amount, denominations, currency, purchase price, maturity, rate (which may be fixed or variable) and time of payment of interest, redemption terms, and any listing on a securities exchange of the Offered Securities.

  The Debt Securities may be issued in registered form or bearer form with coupons attached or both. In addition, all or a portion of the Debt Securities of any series may be issuable in permanent registered global form which will be exchangeable only under certain conditions into definitive Debt Securities.

  The Company may sell Debt Securities to or through underwriters, and also may sell Debt Securities to other purchasers directly or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Offered Debt Securities, the principal amounts, if any, to be purchased by the underwriters and the compensation of such underwriters or agents.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
 SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED  UPON   THE   ACCURACY  OR   ADEQUACY  OF   THIS   PROSPECTUS.  ANY
  REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

               The date of this Prospectus is October 30, 1998.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER OR AGENT. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED HEREBY OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                             AVAILABLE INFORMATION

  The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of reports, proxy statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be inspected on the Internet at the Commission's website (http://www.sec.gov). In addition, reports, proxy materials, information statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104, on which exchanges the Company's Common Stock is listed.

  The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") (which term encompasses any amendments thereto) under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Debt Securities. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits thereto for further information with respect to the Company and the Debt Securities. Statements made in this Prospectus as to the contents of any documents referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by the Company are incorporated herein by reference:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1997, as amended by Form 10-K/A filed on March 23, 1998; and

    (2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 28, 1998, June 27, 1998 and September 26, 1998.

  The Company's Commission File No. is 1-9256.

  All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Upon request, the Company will furnish without charge to each person, including any beneficial owners, to whom this Prospectus is delivered a copy of any or all of the documents described above (without exhibits other than exhibits specifically incorporated by reference into such documents). Requests should be directed to: Corporate Secretary's Office, Premark International, Inc., 1717 Deerfield Road, Deerfield, Illinois 60015; telephone (847) 405-6000.

                                  THE COMPANY

  The Company is a multinational commercial and consumer products company with three principal business segments: the Food Equipment Group, the Decorative Products Group and the Consumer Products Group. The Company is a Delaware corporation that was organized on August 29, 1986, in connection with the corporate reorganization of Kraft, Inc. ("Kraft"). On October 31, 1986, the Company became a publicly held company through the pro rata distribution by Kraft to its shareholders of all the outstanding shares of common stock of the Company. On May 31, 1996, the Company distributed on a pro rata basis to its shareholders all of the issued and outstanding stock of Tupperware Corporation, a direct seller of consumer products.

  The Food Equipment Group is engaged in the design, manufacture, distribution and service of commercial equipment for food preparation, cooking, baking, warewashing, weighing, wrapping and refrigeration. The Food Equipment Group's core products include warewashing equipment; food preparation machines, such as mixers, slicers, cutters, meat saws and grinders; weighing and wrapping equipment and related systems; baking and cooking equipment, such as ovens, ranges, fryers, griddles and broilers; and refrigeration equipment. Products are marketed under trademarks including Hobart, Stero, Vulcan-Hart, Wolf, Tasselli, Adamatic, Still, Foster, Inoxyform, Ungermann, Baxter, Somat, Wittco, Traulsen, Elettrobar, GBG, Sencotel, Colged and Promag. Food equipment products are sold to the retail food industry, including supermarket chains, independent grocers, delicatessens, convenience and other food stores, and to the foodservice industry, including independent restaurants, restaurant chains, hospitals, healthcare facilities, correctional facilities, schools, bakeries, hotels, resorts and airlines. Food equipment products are distributed through company-owned operations or through dealers, agents and distributors. The Food Equipment Group contributed 53%, 55% and 56% to the Company's sales for fiscal years 1997, 1996 and 1995, respectively.

  The Decorative Products Group is composed of two businesses: Wilsonart and Florida Tile. Wilsonart designs, manufactures and distributes decorative surfacing products, primarily high pressure decorative laminates for numerous interior surfacing applications such as cabinetry, countertops, and flooring, and specialty-grade laminates, including chemical-resistant, wear-resistant and fire-retardant laminates. In addition to laminate products, Wilsonart sells solid surfacing products, panels and sinks, contact adhesives, decorative metal surfacing products, wood and laminate-clad decorative edge moldings for countertops and furniture, and threshold transitions for use with its flooring products. Wilsonart products are sold through wholesale building material distributors, original equipment manufacturers and dealers. Florida Tile manufactures glazed ceramic wall and floor tile products for residential and commercial uses, and unglazed porcelain mosaic tile primarily for commercial applications. Florida Tile products are sold through company-owned and independent distributors. The Decorative Products Group contributed 33%, 32% and 31% of the sales of the Company's businesses for the fiscal years 1997, 1996 and 1995, respectively.

  The Consumer Products Group is composed of two businesses: West Bend and Precor. West Bend designs, manufactures and sells small electric appliances, such as bread makers, electric skillets, slow cookers, woks, corn poppers, beverage makers, mixers, electronic timers, high-quality stainless steel cookware, and a line of household water distillers. West Bend small appliances are sold directly to mass merchandisers, department stores, hardware stores, warehouse clubs and catalog showrooms. West Bend's stainless steel cookware and household water distillers are sold to consumers by independent distributors through dinner parties and by other direct sales methods. Precor manufactures aerobic physical fitness equipment, such as treadmills, elliptical crosstrainers, low-impact climbers and exercise cycles. Precor equipment for home use is sold primarily through specialty fitness equipment retail stores. Precor commercial equipment is sold through specialty fitness dealers and directly to major fitness clubs. The Consumer Products Group contributed 14%, 13% and 13% of the sales of the Company's business for the fiscal years 1997, 1996 and 1995, respectively.

                              RECENT DEVELOPMENTS

  On October 19, 1998, the Company announced that the Company's net income for the third quarter ended September 26, 1998 rose 14.1% to $38.7 million, or $0.60 per share, from $33.9 million or $0.52 per share, in the corresponding period in 1997. Sales advanced 16% to a record $698 million.

  Wilsonart's continued outstanding performance, as well as a significant increase in the Food Equipment Group's U.S. operations, led the advance in quarterly net income. These factors, combined with continued improvement in the European results of the Food Equipment Group and an increase at West Bend, more than offset the impact of weak Asian Pacific markets and a loss at Florida Tile due to lower production levels.

  For the first nine months of 1998, the Company's net income of $94.9 million, or $1.47 per diluted common share, increased 14.3% from last year's $83.0 million, or $1.27 per diluted common share, as sales increased 14% to a record $2.0 billion.

  Separately, the Company announced that it acquired certain operating assets from Direct Worktops Limited. Located in northeastern England, Direct Worktops is a manufacturer and distributor of high-pressure laminate countertops in the United Kingdom.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the periods shown.

                          26 WEEKS ENDED                          FISCAL YEAR ENDED
                         ----------------- ----------------------------------------------------------------
                         JUNE 27, JUNE 28, DECEMBER 27, DECEMBER 28, DECEMBER 30, DECEMBER 31, DECEMBER 25,
                           1998     1997       1997         1996         1995         1994         1993
                         -------- -------- ------------ ------------ ------------ ------------ ------------
Ratio of earnings to
 fixed charges..........   8.1      7.8        8.1          5.0*         4.1          4.5          3.7

   *For the fiscal year ended December 28, 1996, pre-tax income was reduced by $43.1 million related to the loss on the sale of the Company's Hartco subsidiary. Excluding this charge, the ratio would have been 6.5.

  Earnings available for fixed charges represent earnings before income taxes and fixed charges (excluding capitalized interest). Fixed charges represent interest incurred plus that portion of rental expense deemed to be the equivalent of interest.

                                USE OF PROCEEDS

  Except as otherwise set forth in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities will be issued in one or more series under an Indenture (the "Indenture") between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following statements with respect to the Indenture and the Securities (as hereinafter defined) are brief summaries of the material provisions of the Indenture and do not purport to be complete; such statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Whenever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as a part of the statement made, and the statement is qualified in its entirety by such reference. The term "Securities", as used under this caption, refers to all securities issued under the Indenture, including the Debt Securities.

GENERAL

  The Indenture does not limit the aggregate principal amount of Securities (which may include debentures, notes and other evidences of indebtedness) which may be issued thereunder, and Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European Currency Units. Special United States federal income tax considerations applicable to any Securities so denominated will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture also permits the Company to increase the principal amount of any series of Securities previously issued and to issue such increased principal amount. (Section 2.3)

  The Prospectus Supplement will set forth the following terms relating to the Offered Securities: (1) the specific designation of the Offered Securities;
(2) any limit on the aggregate principal amount of the Offered Securities; (3) the date or dates, if any, on which the Offered Securities will mature; (4) the rate or rates per annum (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates on which any such interest will be payable and the Record Dates for any interest payable on the Offered Securities which are Registered Securities; (5) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at the option of the Company or otherwise; (6) whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form; (7) whether the Offered Securities will be issuable in the form of one or more temporary or permanent Global Securities and, if so, the identity of the Depositary for such Global Securities; (8) the denominations in which any of the Offered Securities which are in registered form will be issuable, if other than denominations of $1,000 and any multiple thereof, and the denominations in which any of the Offered Securities which in bearer form will be issuable, if other than the denominations of $1,000 and $5,000; (9) each office or agency where the principal of and any premium and interest on the Offered Securities will be payable, and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;
(10) if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable; (11) any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts with respect to the Offered Securities to a non-United States Person (as defined in such Prospectus Supplement) on account of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Offered Securities rather than pay such additional amounts; and (12) any other terms of the Offered Securities not inconsistent with the Indenture, including covenants and events of default relating solely to the Offered Securities.

  Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. United States federal income tax consequences and other special considerations applicable to any such discounted Securities or to other Securities offered and sold at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the Prospectus Supplement relating thereto.

  The Securities and any coupons appertaining thereto will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. However, since the Company is a holding company, the right of the Company, and hence the right of the creditors of the Company (including the Holders of Securities), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of such subsidiary, except to the extent that claims of the Company as a creditor of such subsidiary may be recognized.

EXCHANGE AND TRANSFER

  Securities may be presented for exchange and registered Securities may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable Prospectus Supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Indenture. The Company has appointed the Trustee as Security Registrar. Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery. (Sections 2.8 and 3.2)

PAYMENT

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and the premium and interest, if any, on all Securities (other than a Registered Global Security) in registered form will be made at the office or agency of the Trustee in the Borough of Manhattan, The City of New York or Chicago, Illinois, except that, at the option of the Company, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 3.1 and 3.2). Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Securities in registered form will be made to the Person in whose name such Registered Securities are registered at the close of business on the Record Date for such interest payment. (Section 2.7)

REGISTERED GLOBAL SECURITIES

  The registered Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be deposited with a Depositary, or its nominee, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Securities in definitive Registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Section 2.8)

  The specific terms of the depositary arrangement with respect to any portion of a particular series of Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

  Upon the issuance of a Registered Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depositary ("participants"), as shall be designated by the underwriters or agents participating in the distribution of such Securities or by the Company if such Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by such Depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states require certain purchasers of securities to take physical delivery thereof in definitive form. Such depositary arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

  So long as the Depositary for a Registered Global Security or its nominee is the registered owner thereof, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities of such series in definitive form and will not be considered the owners or Holders thereof under the Indenture.

  Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee, or any paying agent for Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

  The Company expects that the Depositary for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

  If a Depositary for a Registered Global Security representing Securities of a particular series is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue Securities of such series in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Securities of a particular series represented by a Registered Global Security and, in such event, will issue Securities of such series in definitive form in exchange for all of the Registered Global Securities representing Securities of such series.

CERTAIN COVENANTS OF THE COMPANY

  Limitation on Liens. Neither the Company nor any Restricted Subsidiary will incur, assume or guarantee any indebtedness for borrowed money secured by a mortgage, pledge, security interest or other lien or encumbrance (any such mortgage, pledge, security interest or other lien or encumbrance being hereinafter called a "Mortgage" and any such indebtedness being hereinafter called "Secured Debt") on any Principal Property or on any shares of stock or indebtedness of any Restricted Subsidiary without effectively providing that the Securities (together with, if the Company shall so determine, any other indebtedness for borrowed money ranking equally with or prior to the Securities incurred, assumed or guaranteed by the Company or any Restricted Subsidiary, whether then or thereafter existing) shall be secured equally and ratably with (or, at the option of the Company, prior to) such Secured Debt, unless after giving effect thereto the aggregate principal amount of all Secured Debt, plus the aggregate amount of all Attributable Debt in respect of sale and leaseback transactions involving Principal Properties (with certain exceptions), would not exceed 10% of Consolidated Net Tangible Assets. This restriction will not apply to, and there will be excluded in computing Secured Debt for the purposes of such restriction, indebtedness secured by (a) Mortgages on property of, or on any shares of stock or indebtedness of, any corporation existing at the time it is merged into or consolidated with the Company or any Restricted Subsidiary, at the time of a sale or other disposition of its properties (or any division thereof) as an entirety or substantially as an entirety to the Company or any Restricted Subsidiary or at the time it becomes a Restricted Subsidiary; (b) Mortgages securing indebtedness of a Restricted Subsidiary to the Company or to another Restricted Subsidiary; (c) Mortgages on any Principal Property, shares of stock or indebtedness existing at the time of acquisition thereof by the Company or any Restricted Subsidiary; (d) certain Mortgages created, incurred or assumed within 180 days after the latest to occur of the acquisition, the completion of construction or improvement or the commencement of commercial operation of any property acquired, constructed or improved after the date of the Indenture to secure the payment of any part of the purchase price of such property or the cost of such construction or improvement; (e) Mortgages in favor of the United States of America or other governmental bodies to secure partial, progress, advance or other payments, or other obligations, or to secure any indebtedness incurred for the purpose of financing all or any part of the cost of acquiring, constructing or improving the property subject thereto (including Mortgages incurred in connection with industrial revenue and pollution control bonds); (f) Mortgages existing at the date of the Indenture; and (g) Mortgages for the sole purpose of extending, renewing or replacing indebtedness secured by or described in the foregoing clauses (a) through (f). (Section 3.6)

  The term "Subsidiary" means a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Company and/or one or more of its Subsidiaries. The term "Restricted Subsidiary" means a Subsidiary substantially all of whose assets are located or substantially all of whose business is carried on within the United States of America (and its territories and possessions) and which owns any Principal Property. The term "Principal Property" means any manufacturing or processing plant or warehouse located in the United States of America owned by the Company or any Restricted Subsidiary and having a gross book value in excess of 3% of Consolidated Net Tangible Assets, other than (a) any such plant or warehouse which, in the opinion of the Board of Directors, is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety or (b) any portion of any such plant or warehouse which, in the opinion of such Board, is not of material importance to the use or operation of such plant or warehouse. The term "Attributable Debt" means, with respect to any lease constituting part of a sale and leaseback transaction, the lesser of (a) the fair value of the Principal Property subject to such lease (as determined by the Board of Directors) and (b) the total net amount of rent (excluding rent contingent on the amount of sales) required to be paid by the lessee under such lease during the remaining primary term thereof (discounted at the rate of interest implicit in such lease). The term "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items), after deducting therefrom: (a) all current liabilities (including the current portion of Funded Debt), (b) all other liabilities except deferred income taxes, Funded Debt and stockholders' equity, (c) all goodwill, trade names, trademarks, patents, organization expenses, unamortized debt discount and expense less unamortized debt premium and other like intangibles (other than deferred charges and prepaid expenses),
(d) adjustments for minority interests and (e) equity in and net advances to Subsidiaries (other than Restricted Subsidiaries), all as set forth on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries and computed in accordance with generally accepted accounting principles. "Funded Debt" means all indebtedness for borrowed money owed or guaranteed by the Company or any of its Restricted Subsidiaries, and any other indebtedness which would appear as indebtedness on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries, which matures, or is renewable or extendible at the option of the borrower so that it matures, more than 12 months from the date of such consolidated balance sheet. (Section 1.1)

  Restrictions on Sale and Leaseback Transactions. Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property if the latest to occur of the acquisition, the completion of construction and the commencement of commercial operation of such Principal Property shall have occurred more than 180 days prior thereto, unless (a) the Company or such Restricted Subsidiary could create Secured Debt secured by such Principal Property under the restrictions described above under "Limitation on Liens" in an amount equal to the Attributable Debt with respect to such sale and leaseback transaction without equally and ratably securing the Securities or (b) the Company, within 90 days from the effective date of such sale and leaseback transaction, shall apply an amount not less than the greater of (i) the net proceeds of the sale of such Principal Property or (ii) the fair value (as determined by the Board of Directors) of such Principal Property to (x) the retirement of Funded Debt or (y) the purchase of other property which will constitute a Principal Property having a fair value (as so determined) at least equal to the fair value of the Principal Property leased in such sale and leaseback transaction. This restriction will not apply to any sale and leaseback transaction (a) between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or
(b) involving the taking back of a lease for a period of less than three years. (Section 3.7)

EVENTS OF DEFAULT

  The occurrence of any of the following events with respect to the Securities of any series will constitute an "Event of Default" with respect to the Securities of such series: (a) default for 30 days in the payment of any interest upon any of the Securities of such series; (b) default in the payment of any principal of or the premium, if any, on any of the Securities of such series, whether at maturity, upon redemption, by declaration or otherwise; (c) default in the deposit of any sinking fund payment in respect of any Securities of such series; (d) default for 90 days by the Company in the observance or performance of any other covenant or agreement contained in the Indenture relating to the Securities of such series after written notice thereof as provided in the Indenture; or (e) certain events of bankruptcy, insolvency or reorganization relating to the Company. (Section 5.1) Additional Events of Default may be prescribed for the benefit of the Holders of a particular series of Securities as described in the Prospectus Supplement relating thereto.

  If an Event of Default due to a default in the payment of the principal of or the premium or interest, if any, on, or in the deposit of any sinking fund payment with respect to, any series of Securities shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Securities of such series then Outstanding may declare the principal of all Securities of such series and the interest, if any, accrued thereon to be due and payable immediately. If any Event of Default due to a default in the observance or performance of any other covenant or agreement of the Company contained in the Indenture and applicable to the Securities of one or more (but less than all) series then Outstanding shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Securities of the affected series then Outstanding (voting as one class) may declare the principal of all Securities of each such affected series and the interest, if any, accrued thereon to be due and payable immediately. If an Event of Default due to a default in the observance or performance of any other covenant or agreement of the Company contained in the Indenture applicable to all Securities then Outstanding or due to certain events of bankruptcy, insolvency or reorganization relating to the Company shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of all Securities then Outstanding (voting as one class) may declare the principal of all Securities and the interest, if any, accrued thereon to be due and payable immediately. Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Indenture by the Holders of a majority in aggregate principal amount of the Securities of the affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (a), (b) and (c) of the preceding paragraph, as to which each series so affected will vote as a separate class). See "Modification of the Indenture" below. Reference is made to the Prospectus Supplement relating to any series of Original Issue Discount Series for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto. (Section 5.1)

  The Indenture provides that, subject to the duty of the Trustee to act with the requisite standard of care in case a default with respect to a series of Securities shall have occurred and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of the Holders of the Securities, unless such Holders shall have offered to the Trustee reasonable security or indemnity. (Sections 5.6 and 6.2) Subject to such provisions for indemnity and certain other limitations contained in the Indenture, the Holders of a majority of the aggregate principal amount of the Securities of each Outstanding series then Outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such affected series. (Section 5.9)

  The Indenture provides that no Holder of Securities may institute any action against the Company under the Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of the Securities of the affected series then Outstanding (voting as one class) shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Securities of the affected series then Outstanding (voting as one class). (Sections 5.6 and 5.9)

  The Indenture requires the Company to furnish to the Trustee annually a statement as to the absence of certain defaults under the Indenture. (Section 3.5) The Indenture provides that the Trustee may withhold notice to the Holders of the Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Securities of such series or as to sinking fund payments) if it considers such withholding to be in the interests of the Holders of the Securities of such series. (Section 5.11)

CONSOLIDATION, MERGER OR SALE OF ASSETS

  The Company may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if (a) such corporation assumes the obligations of the Company under the Securities and the Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and (b) immediately after such consolidation, merger, sale, lease or conveyance, no Event of Default, and no event which, after notice, lapse of time or both, would become an Event of Default, shall have occurred and be continuing. If, upon any such consolidation, merger, sale, lease or conveyance, any Principal Property or any shares of stock or indebtedness of any Restricted Subsidiary owned by the Company or a Restricted Subsidiary immediately prior thereto would become subject to any mortgage, security interest, pledge, lien or other encumbrance (unless such mortgage, security interest, pledge, lien or other encumbrance would be permitted by the provisions described above under "Limitation on Liens"), the Securities must be secured (together with, if the Company shall so determine, any other indebtedness for borrowed money ranking equally with or prior to the Securities incurred, assumed or guaranteed by the Company or any Restricted Subsidiary, whether then or thereafter existing) by a direct lien on such Principal Property, shares of stock or indebtedness prior to all liens other than any theretofore existing thereon. (Sections 9.1 and 9.2)

MODIFICATION OF THE INDENTURE

  The Indenture permits the Company and the Trustee to enter into supplemental indentures without the consent of the Holders of the Securities to: (a) secure the Securities of one or more series, (b) evidence the assumption by a successor corporation of the obligations of the Company under the Indenture and the Securities then Outstanding, (c) add covenants for the protection of the Holders of the Securities, (d) cure any ambiguity or correct any inconsistency in the Indenture, (e) establish the form and terms of the Securities of any series and (f) evidence the acceptance of appointment by a successor Trustee. (Section 8.1)

  The Indenture also permits the Company and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Securities of each series then Outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the right of the Holders of the Securities of each such affected series; provided, however, that the Company and the Trustee may not, without the consent of the Holder of each Security then Outstanding and affected thereby: (a) extend the time of payment of the principal (or any installment) of any Security, or reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on the redemption thereof, or change the currency in which the principal thereof or the interest thereon is payable, or reduce the amount payable on any Original Issue Discount Security upon acceleration or provable in bankruptcy, or alter certain provisions of the Indenture relating to Securities not denominated in United States dollars, or impair the right to institute suit for the enforcement of any payment on any Security when due; or
(b) reduce the percentage in principal amount of the Securities of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Indenture. (Section 8.2)

  Prior to the acceleration of the maturity of any Securities, the Holders of a majority in aggregate principal amount of the Securities of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Securities waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent to the Holder of each Security affected.

DEFEASANCE AND DISCHARGE

  The Indenture provides that, at the option of the Company: (a) the Company will be discharged from any and all obligations in respect of the Securities of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Securities of such series, to replace stolen, lost or mutilated Securities of such series, to maintain paying agencies and to maintain the trust described below) or (b) the Company need not comply with certain restrictive covenants of the Indenture (including those described under "Certain Covenants of the Company" and "Consolidation, Merger or Sale of Assets"), in each case if the Company irrevocably deposits in trust with the Trustee money, and/or securities of the government which issued the currency in which the Securities of such series are payable or securities backed by the full faith and credit of such government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of (and premium, if any) and interest on the Securities of such series on the stated maturity of such Securities (which may include one or more redemption dates designated by the Company) in accordance with the terms thereof. To exercise such option, the Company is required, among other things, to deliver to the Trustee an opinion of independent counsel of nationally-recognized standing to the effect that the exercise of such option would not cause the Holders of the Securities of such series to recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (a) of the preceding sentence, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the Indenture there has been a change in the applicable federal income tax law. (Section 10.1)

  In the event the Company exercises its option to effect a covenant defeasance with respect to the Securities of any series as described in the preceding paragraph and the Securities of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Trustee would be insufficient to pay amounts due on the Securities of such series at the time of their accelerated maturity, the Company would remain liable for such amounts.

  The Company may also obtain a discharge of the Indenture with respect to all Securities then Outstanding (except for certain obligations to register the transfer of or exchange such Securities, to replace stolen, loss or mutilated Securities, to maintain paying agencies and to maintain the trust described below) by irrevocably depositing in trust with the Trustee money, and/or securities of the government which issued the currency in which such Securities are payable or securities backed by the full faith and credit of such government which, through the payment of the principal thereof or the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of (and premium, if any) and interest on the Securities on the stated maturities thereof (including one or more redemption dates), provided that such Securities are by their terms due and payable, or are to be called for redemption, within one year. (Section 10.1)

CONCERNING THE TRUSTEE

  The First National Bank of Chicago, the trustee under the Indenture, is one of a number of banks with which the Company and its subsidiaries maintain ordinary banking relationships, including, in certain cases, credit facilities.

GOVERNING LAW

  The Indenture and the Debt Securities shall be governed by, and for all purposes shall be construed in accordance with, the laws of the State of New York, except as may otherwise be required by mandatory provisions of law.

                             PLAN OF DISTRIBUTION

  The Company may sell Debt Securities in a public offering to or through underwriters and may also sell Debt Securities directly to one or more other purchasers or through agents.

  The Company may sell Debt Securities as soon as practicable after the effectiveness of the Registration Statement of which this Prospectus forms a part. The names of any underwriters involved in the sale of the Debt Securities in respect of which this Prospectus is delivered, the amount or number of Debt Securities to be purchased by any such underwriters and any applicable commissions or discounts will be set forth in the applicable Prospectus Supplement.

  The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. The Prospectus Supplement will describe the method of distribution of the Offered Debt Securities.

  In connection with the sale of Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

  Under agreements that may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealer or agents may be required to make in respect thereof.

  In connection with any offering of Debt Securities, the Company may grant to the underwriters an option to purchase additional Debt Securities to cover over-allotments, if any, at the initial public offering price (with an additional underwriting commission), as may be set forth in the accompanying Prospectus Supplement. If the Company grants any such option, the terms of such option will be set forth in the applicable Prospectus Supplement.

  If so indicated in the accompanying Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase the Offered Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

  Certain of the underwriters or agents and their associates may be customers of, or engage in transactions with and perform services for the Company in the ordinary course of business.

  All Debt Securities will be issues of new securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given concerning the liquidity of the trading market for any Debt Securities.

                                LEGAL OPINIONS

  The validity of the Debt Securities offered hereby will be passed upon for the Company by John M. Costigan, in his capacity as Senior Vice President, General Counsel and Secretary of the Company, and Sidley & Austin, Chicago, Illinois, and for any underwriters, dealers or agents by Sullivan & Cromwell, New York, New York. Mr. Costigan, in his capacity as Senior Vice President, General Counsel and Secretary of the Company, is paid a salary by the Company and is a participant in various employee benefits plans offered to employees of the Company.

                                    EXPERTS

  The financial statements as of and for the fiscal year ended December 27, 1997 incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the fiscal year ended December 27, 1997 have been so incorporated in reliance on the report of Ernst & Young LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements as of December 28, 1996 and for each of the two years in the fiscal period ended December 28, 1996 incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the fiscal year ending December 27, 1997 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firms as experts in auditing and accounting.

                   NOTE REGARDING FORWARD LOOKING STATEMENTS

  Section 21E of the Exchange Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statements. The Company desires to take advantage of the "safe harbor" provisions of the Exchange Act with regard to forward-looking statements contained in this Prospectus and any document incorporated by reference herein. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and financial performance. The factors identified by the Company include, among other things, the factors noted in the "Narrative Description of Business" in the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1997 ("Annual Report"), and "Management's Discussion and Analysis of Financial Condition and Results of Operation" in the Annual Report and in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 1998. Other risk factors include the following: general economic and business conditions in the domestic and global markets; actions of competitors, including competitive pricing; changes in customer preferences and spending patterns; changes in social and demographic trends; changes in laws and regulations, including changes in taxation and accounting standards; foreign economic conditions, including currency exchange rate fluctuations; interest rate fluctuations; the effects of changing cost and availability of raw materials; outcome of litigation; adequacy of reserves; and the effectiveness of the Company's marketing and sales programs.

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

                             Prospectus Supplement

The Company...............................................................   S-2
Use of Proceeds...........................................................   S-5
Ratio of Earnings to Fixed Charges........................................   S-5
Capitalization............................................................   S-6
Selected Consolidated Financial Data......................................   S-7
Management's Discussion and Analysis of Financial Condition and Results of
 Operation................................................................   S-8
Description of the Notes..................................................  S-12
Underwriting..............................................................  S-15

                                  Prospectus

Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
The Company...............................................................     4
Recent Developments.......................................................     4
Ratio of Earnings to Fixed Charges........................................     5
Use of Proceeds...........................................................     5
Description of Debt Securities............................................     5
Plan of Distribution......................................................    12
Legal Opinions............................................................    14
Experts...................................................................    14
Note Regarding Forward Looking Statements.................................    14

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                                 $150,000,000

                          PREMARK INTERNATIONAL, INC.

6.875% Notes due November 15, 2008


                                  -----------

                             PROSPECTUS SUPPLEMENT

                                  -----------


                             GOLDMAN, SACHS & CO.

                          MORGAN STANLEY DEAN WITTER

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